CUSIP NO. 5021600-10-4
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 39)

LSB INDUSTRIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.10

(Title of Class of Securities)

5021600-10-4

(CUSIP Number)

Jack E. Golsen
16 South Pennsylvania
Oklahoma City, Oklahoma 73107
(405) 235-4546

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of his Schedule 13D, and is filing this schedule because of '' 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g) Rule 13d-1(b)(3) or (4), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. '240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 22 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification, No. of above Persons (entities only)	Jack E. Golsen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	467,726

Number of Shares	(8)	Shared Voting Power	3,698,696
Beneficially
Owned by Each	(9)	Sole Dispositive Power	467,726
Reporting Person
With:	(10)	Shared Dispositive Power	3,698,696

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	4,166,422

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	18.76%

(14)	Type of Reporting Person (See Instructions)	IN

Page 2 of 22 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Sylvia H. Golsen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	-

Number of Shares	(8)	Shared Voting Power	2,181,352
Beneficially
Owned by Each	(9)	Sole Dispositive Power	-
Reporting Person
With:	(10)	Shared Dispositive Power	2,181,352

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,181,352

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	10.05%

(14)	Type of Reporting Person (See Instructions)	IN

Page 3 of 22 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Barry H. Golsen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	307,889

Number of Shares	(8)	Shared Voting Power	2,879,022
Beneficially
Owned by Each	(9)	Sole Dispositive Power	307,889
Reporting Person
With:	(10)	Shared Dispositive Power	2,879,022

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,186,911

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	14.45%

(14)	Type of Reporting Person (See Instructions)	IN

Page 4 of 22 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Steven J. Golsen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	275,165

Number of Shares	(8)	Shared Voting Power	577,948
Beneficially
Owned by Each	(9)	Sole Dispositive Power	275,165
Reporting Person
With:	(10)	Shared Dispositive Power	577,948

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	853,113

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ X ]

(13)	Percent of Class Represented by Amount in Row (11)	4.00%

(14)	Type of Reporting Person (See Instructions)	IN

Page 5 of 22 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Linda F. Rappaport

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not Applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	0

Number of Shares	(8)	Shared Voting Power	798,359
Beneficially
Owned by Each	(9)	Sole Dispositive Power	0
Reporting Person
With:	(10)	Shared Dispositive Power	798,359

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	798,359

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	3.58%

(14)	Type of Reporting Person (See Instructions)	IN

Page 6 of 22 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Golsen Family, L.L.C. 20-8234753

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	Oklahoma

	(7)	Sole Voting Power	0

Number of Shares	(8)	Shared Voting Power	2,181,352
Beneficially
Owned by Each	(9)	Sole Dispositive Power	0
Reporting Person
With:	(10)	Shared Dispositive Power	2,181,352

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,181,352

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	10.05%

(14)	Type of Reporting Person (See Instructions)	00

Page 7 of 22 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	SBL, L.L.C.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not Applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	Oklahoma

	(7)	Sole Voting Power	-

Number of Shares	(8)	Shared Voting Power	2,844,987
Beneficially
Owned by Each	(9)	Sole Dispositive Power	-
Reporting Person
With:	(10)	Shared Dispositive Power	2,844,987

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,844,987

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	12.91%

(14)	Type of Reporting Person (See Instructions)	OO

Page 8 of 22 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Golsen Petroleum Corporation

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not Applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	Oklahoma

	(7)	Sole Voting Power	-

Number of Shares	(8)	Shared Voting Power	417,288
Beneficially
Owned by Each	(9)	Sole Dispositive Power	-
Reporting Person
With:	(10)	Shared Dispositive Power	417,288

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	417,288

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

(13)	Percent of Class Represented by Amount in Row (11)	1.96%

(14)	Type of Reporting Person (See Instructions)	CO

Page 9 of 22 Pages

CUSIP NO. 5021600-10-4

Introduction

This statement constitutes Amendment No.39 to the Schedule 13D dated October 7, 1985, as amended (the "Schedule 13D"), relating to the common stock, par value $.10 a share ("Common Stock") of LSB Industries, Inc. (the "Company").  All terms not otherwise defined herein shall have the meanings ascribed in the Schedule 13D.

This Schedule 13D is reporting matters with respect to the following reporting persons:

•	Jack E. Golsen (Chief Executive Officer and Chairman of the Board of the Company);

•	Sylvia H. Golsen;

•	Barry H. Golsen (President and member of the Board of Directors of the Company);

•	Steven J. Golsen (President of certain subsidiaries of the Company);

•	Linda F. Rappaport, an individual;

•	Golsen Family, L.L.C., an Oklahoma limited liability company (“GFLLC”);

•	SBL, L.L.C. ("SBL"); and

•	Golsen Petroleum Corporation ("GPC"), an Oklahoma corporation and wholly-owned subsidiary of SBL.

Jack and Sylvia Golsen are husband and wife.  Barry Golsen, Steven Golsen, and Linda Rappaport are the children of Jack and Sylvia Golsen.  All of the outstanding stock of SBL and all membership interests in GFLLC are beneficially owned, directly or indirectly, by Jack and Sylvia Golsen and their children.  Jack and Barry Golsen are the sole managers of SBL and the sole members of the Board of Directors and the officers of GPC.  Jack and Sylvia Golsen are the sole managers of GFLLC.

This Amendment No. 39 is being filed as a result of SBL entering into a 10B5-1 Sales Plan, dated June 18, 2009 (the “10B5-1 Sales Plan”) for the sale of up to 150,000 shares of Common Stock, subject to the terms and conditions set forth in the 10B5-1 Sales Plan.

This Amendment No. 39 also reports the April 1, 2009, bona fide gifts (the “Gifts”) of 2.0725% of the membership interests in GFLLC by each of Jack and Sylvia Golsen to Barry Golsen, Steven
Page 10 of 22 Pages

CUSIP NO. 5021600-10-4

Golsen, and Linda Rappaport.  These gifts resulted in an aggregate of 4.1451% of the membership interests in GFLLC being transferred by Jack and Sylvia Golsen, with each of their children receiving 1.3817% of such membership interests.

The beneficial ownership of the reporting group as a whole did not change as a result of the Gifts.  The voting and dispositive power over the securities held by GFLLC also did not change as a result of the Gifts because Jack and Sylvia Golsen, as the sole managers of GFLLC, continue to possess voting and dispositive power over such securities.

As of result of the completion of the Gifts on April 1, 2009, membership interests in GFLLC are currently owned of record as follows:

•	Jack E. Golsen, through his revocable trust (43.516%);
•	Sylvia Golsen, through her revocable trust (43.516%);
•	Barry H. Golsen (4.323%);
•	Steven J. Golsen (4.323%); and
•	Linda F. Rappaport (4.322%).

Item 1.                    Security and Issuer.

Item 1 of this Schedule 13D is unchanged.

Item 2.                    Identity and Background.

Item 2 of this Schedule 13D is unchanged.

Item 3.                    Source and Amount of Funds or Other Consideration.

This Item 3 is not applicable to the Rule 10B5-1 Plan described above.

Item 4.                    Purpose of Transaction.

Sales Plan

On June 18, 2009, SBL entered into a 10B5-1 Sales Plan with Capital West Securities, Inc. (the “10B5-1 Sales Plan”).  The 10B5-1 Sales Plan provided for the sale of up to an aggregate 150,000 shares of Common Stock in accordance with Rule 10B5-1 of the Exchange Act of 1934, as amended (the “Exchange Act”).  The 10B5-1 Sales Plan contains and the following terms, among others:

Page 11 of 22 Pages

CUSIP NO. 5021600-10-4

(a)	sales may not commence until August 18, 2009;

(b)
the 10B5-1 Sales Plan will terminate not later than the earlier of August 18, 2010, or the date that all shares of Common Stock covered by the 10B5-1 Sales Plan have been sold in accordance with such plan;

(c)	the sale price of Common Stock sold under the 10B5-1 Sales Plan will be at a price per share (before selling expenses) at or above $20.00;

(c)	all sales will be made on the New York Stock Exchange; and

(d)	sales of Common Stock under the 10B5-1 Sales Plan will be made in the discretion of the Broker, subject to the terms and conditions of the 10B5-1 Sales Plan.

See Item 6 for information regarding the expiration of SBL's prior Rule 10B5-1 Sales Plan, dated March 15, 2008.

Other

The bona fide gift of GFLLC membership interests described in the Introduction to the Amendment No. 39 was completed for Jack and Sylvia Golsen’s estate planning purposes.  The reporting persons do not presently have any other plans or proposals required to be reported under Item 4 of this Schedule 13D.

Item 5.                    Interest in Securities of the Issuer.

(a)
The following table sets forth as of the filing date of this Amendment No. 39 the aggregate number and percentage of the class of Common Stock of the Company identified pursuant to Item 1 beneficially owned by each person named in Item 2:

Person	Amount (10) (11)	Percent (12)
Jack E. Golsen	4,166,422 (2)	18.76%

Sylvia H. Golsen	2,181,352 (3)	10.05%

Barry H. Golsen	3,186,911 (4)	14.45%

Steven J. Golsen	853,113 (5)	4.00%

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Linda F. Rappaport	798,359 (6)	3.58%

Golsen Family, L.L.C. (1)	2,181,352 (7)	10.05%

SBL (1)	2,844,987 (8)	12.91%

GPC (1)	417,288 (9)	1.96%
____________________

(1)
The membership interests in GFLLC are owned by Jack Golsen through his revocable trust (43.516%), Sylvia Golsen through her revocable trust (43.516%), Barry Golsen (4.323%), Steven Golsen (4.323%), and Linda Rappaport (4.323%).  Jack and Sylvia Golsen are the managers of GFLLC, and as a result share voting and dispositive power over the Company’s securities owned by GFLLC.  SBL is wholly-owned by GFLLC (49% owner), Barry Golsen (17% owner), Steven Golsen (17% owner) and Linda Rappaport (17% owner). GPC is a wholly owned subsidiary of SBL.  Jack Golsen and Barry Golsen are the managers of SBL and the directors and executive officers of GPC. Barry Golsen, Steven Golsen and Linda Rappaport are the children of Jack and Sylvia Golsen, husband and wife.

(2)	The amount shown is comprised of the following:

(a)	787,309 shares owned by GFLLC as described in footnote (7), over which the reporting person shares investment and dispositive power with Sylvia Golsen;

(b)	2,844,987 shares beneficially owned by SBL and GPC as described in footnotes (8) and (9), respectively, over which the reporting person shares investment and dispositive power with Barry Golsen;

(c)	4,000 shares issuable upon conversion of a promissory note, over which the reporting person has sole voting and dispositive power;

(d)
200,406 shares owned of record by eight trusts for the benefit of the grandchildren and great grandchildren of Jack Golsen, over which Jack Golsen serves as the sole trustee with voting and dispositive power over the Company’s securities held in the trusts;

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CUSIP NO. 5021600-10-4

(e)
263,320 shares owned of record by the Barry H. Golsen 2007 Irrevocable Trust, the Steve J. Golsen 2007 Irrevocable Trust, and the Linda F. Rappaport 2007 Irrevocable Trust, over which Jack Golsen serves as the sole trustee with voting and dispositive power over the Company’s securities held in the trusts; and

(f)
30,000 shares owned by Linda Rappaport and 36,400 shares that Linda Rappaport may acquire upon the conversion of $1 million principal amount of the Company’s 5.5% Convertible Senior Subordinated Debentures Due 2012 owned by her, the dispositive power and voting power of which is shared with Jack Golsen.  Jack Golsen has no pecuniary interest in the shares beneficially owned by Linda Rappaport.

(3)
The amount shown is comprised of (a) 787,309 shares beneficially owned by GFLLC as described in footnote (7), over which the reporting person shares dispositive and investment power with Jack Golsen, and (b) 1,394,043 shares representing the reporting person’s percentage ownership through GFLLC of the shares beneficially owned by SBL and GPC as described in footnotes (8) and (9), respectively.  The amount shown does not include, and the reporting person disclaims beneficial ownership of the shares listed in footnote (2) above as beneficially owned by Jack Golsen (except the shares noted in the preceding sentence).

(4)	The amount shown is comprised of the following:

(a)	296,639 shares held directly;

(b)	11,250 shares issuable upon exercise of stock options;

(c)
34,035 shares representing the reporting person’s percentage ownership of the shares owned directly by GFLLC and that GFLLC has the right to acquire as described in footnote (7) as a result of the reporting person’s ownership in GFLLC; and

(d)	2,844,987 shares beneficially owned by SBL and GPC as described in footnotes (8) and (9), respectively, over which the reporting person shares investment and dispositive control with Jack Golsen.

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The amount shown does not include (i) 533 shares that Barry Golsen's wife owns, in which Barry Golsen disclaims beneficial ownership and (ii) 89,440 shares owned of record by the Barry H. Golsen 2007 Irrevocable Trust, of which Barry Golsen is the primary beneficiary, but of which Barry Golsen has no voting or dispositive control.

(5)	The amount shown is comprised of the following:

(a)	263,915 shares held directly;

(b)	11,250 shares issuable upon exercise of stock options;

(c)
94,300 shares representing the reporting person’s percentage ownership of the shares owned directly by GFLLC and that GFLLC has the right to acquire as described in footnote (7) and the reporting person’s percentage ownership in the shares held by SBL and GPC as a result of the reporting person’s ownership in GFLLC; and

(d)
483,648 shares representing the reporting person’s percentage ownership of the shares beneficially owned by SBL and GPC as described in footnotes (8) and (9), respectively, as a result of the reporting person’s ownership in SBL.

The amount shown does not include 84,440 shares owned of record by the Steven J. Golsen 2007 Irrevocable Trust, of which Steven Golsen is the primary beneficiary, but of which Steven Golsen has no voting or dispositive control.

(6)	The amount shown is comprised of the following:

(a)
36,400 shares issuable upon the conversion of $1 million principal amount of the Company’s 5.5% Convertible Senior Subordinated Debentures Due 2012, the dispositive and voting power of which is shared with Jack Golsen;

(b)	30,000 shares owned directly, the dispositive and voting power of which is shared with Jack Golsen;

(c)
94,278 shares representing the reporting person’s percentage ownership of the shares owned directly by GFLLC and that GFLLC has the right to acquire as described in footnote (7) and the reporting person’s percentage ownership in the shares held by

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SBL and GPC as a result of the reporting person’s ownership in GFLLC;

(d)
483,648 shares representing the reporting person’s percentage ownership of the shares beneficially owned by SBL and GPC as described in footnotes (8) and (9), respectively, as a result of the reporting person’s ownership in SBL; and

(e)	154,033 shares that the reporting person’s spouse owns, for which the reporting person disclaims beneficial ownership.

The amount shown does not include 89,440 shares owned of record by the Linda F. Rappaport 1992 Trust, of which Linda F. Rappaport is the primary beneficiary, but of which Linda F. Rappaport has no voting or dispositive control.

(7)	The amount shown is comprised of the following:

(a)	653,976 shares owned directly;

(b)	133,333 shares issuable upon the conversion of 4,000 shares of the Company’s Series 2 Preferred; and

(c)	1,394,043 shares representing GFLLC’s beneficial ownership in the shares held by SBL and GPC as a result of the GFLLC’s ownership in SBL.

The amount of such shares shown as beneficially owned by each reporting person is based on the reporting person’s proportionate ownership in GFLLC, as described in footnote (1) to this table, except Jack and Sylvia Golsen, as managers of GFLLC possessing voting and dispositive power over such shares, report beneficial ownership of all shares beneficially owned by GFLLC.

(8)	The amount shown is comprised of the following:

(a)	1,632,099 shares owned directly;

(b)	250,000 shares issuable upon the conversion of 1,000,000 shares of the Company's Series D Preferred;

(c)	400,000 shares issuable upon the conversion of 12,000 shares of the Company's Series B Preferred;

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(d)	145,600 issuable shares upon the conversion of $4 million principal amount of the Company’s 5.5% Convertible Senior Subordinated Debentures Due 2012; and

(e)	417,288 shares beneficially owned by SBL's wholly owned subsidiary, GPC, as described in footnote (9).

The amount of such shares shown as beneficially owned by each reporting person is based on the reporting person’s proportionate ownership in SBL (whether direct ownership in SBL or indirect ownership in SBL through ownership in GFLLC), as described in footnote (1) to this table, except Jack and Barry Golsen, as the managers SBL possessing voting and dispositive power over such shares, report beneficial ownership of all such shares.

(9)	The amount shown is comprised of (a) 283,955 shares owned directly, and (b) 133,333 shares that may be acquired upon conversion of 4,000 shares of the Company's Series B Preferred Stock.

(10)
Holders of the Series B Preferred are entitled to one vote per share, and holders of the Series D Preferred are entitled to .875 votes per share.  Both vote together with holders of Common Stock.  The amounts and percentages set forth in the table reflect only the voting power of Common Stock into which the Series B Preferred and the Series D Preferred are convertible.

(11)
Jack Golsen, Sylvia Golsen, Barry Golsen, Steven Golsen, and Linda Rappaport each disclaims beneficial ownership of the shares of Common Stock beneficially owned by  the other, as described in footnotes (2), (3), (4), (5), and (6), respectively, except as stated in such footnotes.

(12)
The percentage ownership of each reporting person is based on 21,109,812 shares of Common Stock outstanding, as of April 30, 2009.  Shares of Common Stock of the Company not outstanding, but which may be acquired by a reporting person during the next 60 days under options, warrants, rights or conversion privileges, are considered to be outstanding only for the purpose of computing the percentage of the class for such reporting person, but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

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(b)
The following table sets forth, as of the filing date of this Amendment No. 39 for each person and entity identified under paragraph (a), above, the number of shares of Common Stock as to which the person and entity has (i) the sole power to vote or direct the voting, (ii) shared power to vote or direct the voting, (iii) the sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct the disposition:

Person or Entity	Sole Voting and Power of Disposition	Shared Voting and Power of Disposition
Jack E. Golsen	467,726 (2)	3,698,696 (2)

Sylvia H. Golsen	None	2,181,352 (3)

Barry H. Golsen	307,889 (4)	2,879,025 (4)

Steven J. Golsen	275,165 (5)	577,948 (5)

Linda F. Rappaport	None (6)	798,359 (6)

Golsen Family, L.L.C. (1)	None	2,181,352 (7)

SBL (1)	None	2,844,987 (8)

GPC (1)	None	417,288 (9)

_________________________

(1)	See footnote (1) under paragraph (a) of this Item 5.

(2)	See footnote (2)under paragraph (a) of this Item 5.

(3)	See footnotes (3) under paragraph (a) of this Item 5

(4)	See footnotes (4) under paragraph (a) of this Item 5.

(5)	See footnotes (5) under paragraph (a) of this Item 5.

(6)	See footnotes (6) under paragraph (a) of this Item 5.

(7)	See footnote (7) under paragraph (a) of this Item 5.

(8)	See footnote (8) under paragraph (a) of this Item 5.

(9)	See footnote (9) under paragraph (a) of this Item 5.

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(c)	During the 60 days prior to the filing of this Amendment No. 39 to this Schedule 13D, the reporting persons did not affect any transactions in the Common Stock.

(d)	Not Applicable.

(e)	Not applicable.

Item 6.	Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is unchanged, except as follows.

Creation of 10B5-1 Sales Plan.
SBL entered into a 10B5-1 Sales Plan on June 18, 2009, with Capital West Securities, Inc. (“Capital West”). The 10B5-1 Sales Plan authorizes Capital West to sell, in the aggregate, up to 150,000 shares of Common Stock during the one year period beginning August 18, 2009, subject to the terms and conditions of the 10B5-1 Sales Plan. See Item 4 of this Amendment No. 39 for a description of certain terms of the 10B5-1 Sales Plan, which description is qualified in its entirety by reference to the terms of the 10B5-1 Sales Plan attached as Exhibit 99.11 to this Amendment No. 39.

Item 7.	Materials to be Filed as Exhibits.

24.1	Powers of Attorney executed by Barry H. Golsen, Steven J. Golsen, and Sylvia H. Golsen are filed as Exhibit 24.1 to Amendment No. 33 to this Schedule 13D and are incorporated herein by reference.

24.2	Power of Attorney, dated December 29, 2008, executed by Linda F. Rappaport is filed as Exhibit 24.2 to Amendment No. 38 and is incorporated herein by reference.

99.1	Joint Filing Statement, dated September 19, 2007, is filed as Exhibit 99.1 to Amendment No. 34 and is incorporated herein by reference.

99.2	Joint Filing Statement, dated December 29, 2008, executed by Linda F. Rappaport is filed as Exhibit 99.2 to Amendment No. 38 and is incorporated herein by reference.

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99.3	Convertible Note between the Company and Jack E. Golsen filed as Exhibit (a) to the original Schedule 13D and is incorporated herein by reference.

99.4
Issuer's Proxy Statement dated July 14, 1986, setting forth the terms of the Company's Series B 12% Cumulative Convertible Preferred Stock is filed as Exhibit 1 to Amendment No. 1 to the Schedule 13D and is incorporated herein by reference.

99.5
Stacy L. Rappaport 2007 Irrevocable Trust Agreement, dated January 15, 2007, is filed as Exhibit No. 99.4 to Amendment No. 34 and is incorporated herein by reference.  The Joshua B. Golsen 2007 Irrevocable Trust Agreement, Adam Z. Golsen 2007 Irrevocable Trust Agreement, Amy G. Rappaport 2007 Irrevocable Trust Agreement, Lori R. Rappaport 2007 Irrevocable Trust Agreement, Michelle L. Golsen 2007 Irrevocable Trust Agreement, and Preston Ayden Mattingly 2007 Irrevocable Trust Agreement, each dated January 15, 2007, are substantially similar to the Stacy L. Rappaport 2007 Irrevocable Trust Agreement, except each trust is named for primary beneficiary of such trust, and copies of the same will be supplied to the Commission upon request.

99.6
Barry H. Golsen 2007 Irrevocable Trust Agreement, dated January 15, 2007, is filed as Exhibit 99.5 to Amendment No. 34 and is incorporated herein by reference.  The Steven J. Golsen 2007 Irrevocable Trust Agreement and Linda F. Rappaport 2007 Irrevocable Trust Agreement, each dated January 15, 2007, are substantially similar to the Barry H. Golsen 2007 Irrevocable Trust Agreement, except each trust is named for primary beneficiary of such trust, and copies of the same will be supplied to the Commission upon request.

99.7	Shareholder's Agreement, effective December 1, 1995, between Sylvia Golsen and SBL Corporation is filed as Exhibit 22 to Amendment No. 24 and is incorporated herein by reference.

99.8	Shareholder's Agreement, effective December 1, 1995, among Barry H. Golsen, Sylvia Golsen and SBL Corporation is filed as Exhibit 99.7 to Amendment No. 33 and is incorporated herein by reference.

99.9
Shareholder's Agreement, effective December 1, 1995, among Steven J. Golsen, Sylvia Golsen and SBL Corporation. The Shareholder's Agreement is substantially similar to the Shareholder's Agreement filed as Exhibit 99.7 hereto and a

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copy of the same will be supplied to the Commission upon request.

99.10
Shareholder's Agreement, effective December 1, 1995, among Linda F. Rappaport, Sylvia Golsen and SBL Corporation. The Shareholder's Agreement is substantially similar to the Shareholder's Agreement filed as Exhibit 99.7 hereto and a copy of the same will be supplied to the Commission upon request.

99.11	Rule 10B5-1 Sales Plan, dated June 18, 2009, between SBL, L.L.C. and Capital West Securities, Inc.

99.12	Security Agreement, dated November 7, 2008, executed by SBL, L.L.C. in favor of The Bank Of The West as filed as Exhibit 99.12 to Amendment No. 38 and is incorporated herein by reference.

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CUSIP NO. 5021600-10-4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: July 22, 2009.

/s/ Jack E. Golsen
Jack E. Golsen

                    *
Sylvia H. Golsen

                    *
Barry H. Golsen

                    *
Steven J. Golsen

                    *
Linda F. Rappaport

*Executed by Jack E. Golsen pursuant to Power of Attorney

GOLSEN FAMILY, L.L.C.

By: /s/ Jack E. Golsen
Jack E. Golsen, Manager

SBL LLC

By: /s/ Jack E. Golsen
Jack E. Golsen, Manager

GOLSEN PETROLEUM CORPORATION

By: /s/ Jack E. Golsen
Jack E. Golsen, President

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